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                                                                  EXHIBIT (a)(5)

                             [Wolverine letterhead]

                                 August 23, 2001

Dear Employees, Officers and Directors:

         I write to you today about important developments regarding your stock options to purchase shares of Wolverine common stock. In this package, you will find the details of a stock option exchange program. I urge you to take the time to carefully read both this letter and the other enclosed documents.

         We are delighted that the Board of Directors is providing this program which reflects its continued recognition of the need to support, motivate and reward key contributors to our Company. Moreover, this program should benefit our stockholders by creating better alignment among all of Wolverine's stakeholders.

         In short, as a U.S. or Canadian employee, officer or director of Wolverine or one of our subsidiaries, you are being offered the opportunity to exchange your current options under current option agreements that have an exercise price of $20 or higher for new options to purchase one share for every two shares that you elect to exchange. We expect to grant these new options in April 2002 with a new exercise price determined by the market price of our common stock at that time.

         While this exchange offer has the potential of replacing options that are underwater with options that are more closely aligned with Wolverine's current trading prices, there are certain inherent risks that you should understand. Please take the time to carefully read the documents and instructions enclosed with this letter. These materials fully explain the terms and conditions of the exchange offer, and will help you consider the pros and cons of the program before you decide whether to accept the offer.

         Note: In order to receive new options, you must continue your employment or service with Wolverine through the new grant date on or about April 2, 2002. You will not receive any new options (nor will you be able to retrieve the options you exchanged) if your status as employee or your director relationship terminates before that date, for any reason or for no reason. Further, your participation in this program is voluntary and by no means are you required to accept this offer to exchange.

         IF YOU DECIDE TO PARTICIPATE IN THE OPTION EXCHANGE PROGRAM, YOU NEED TO RETURN THE ELECTION FORM TO US NO LATER THAN 5:00 P.M. CENTRAL TIME ON SEPTEMBER 21, 2001. If you have any questions about this offer, please contact Thomas Johnson, our Director of Investor Relations and Communications, at (256) 580-3969 or johnsont@wlv.com.

Sincerely,

/s/ JOHANN R. MANNING, JR.

Johann R. Manning, Jr.
Senior Vice President, Human Resources and
General Counsel

Enclosures